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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

ENDESA, S.A.
(Name of Subject Company)

ENDESA, S.A.
(Name of Person Filing Statement)

Ordinary shares, nominal value €1.20 each
American Depositary Shares, each representing the right to receive one ordinary share
(Title of Class of Securities)

00029274F1
(CUSIP Number of Class of Securities)

Alvaro Perez de Lema
Authorized Representative of Endesa, S.A.
410 Park Avenue, Suite 410
New York, NY 10022
(212) 750-7200
(Name, address and telephone number of person
authorized to receive notices and communications on
behalf of the person filing statement)

With a Copy to:
 Joseph B. Frumkin
Sergio J. Galvis
Richard A. Pollack
Angel L. Saad
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004
(212) 558-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

INTRODUCTION

        This statement relates to the hostile exchange offer (the "Gas Natural Offer") by Gas Natural SDG, S.A., a Spanish sociedad anónima ("Gas Natural") for all of the outstanding ordinary shares of Endesa, S.A., a Spanish sociedad anónima ("Endesa"), nominal value €1.20 each (each, an "Endesa Ordinary Share"), and for all of the outstanding American Depositary Shares of Endesa, each representing the right to receive one Endesa Ordinary Share (each, an "Endesa ADS"). Gas Natural has offered to exchange (i) for each Endesa Ordinary Share held by a U.S. person, an amount in U.S. dollars equivalent, after expenses, to €7.34 in cash and, at the holder's option, either 0.569 newly issued ordinary shares of Gas Natural, nominal value €1.00 each (each, a "Gas Natural Ordinary Share"), or 0.569 newly issued American Depositary Shares of Gas Natural, each representing the right to receive one Gas Natural Ordinary Share (each, a "Gas Natural ADS") and (ii) for each outstanding Endesa ADS, an amount in U.S. dollars equivalent, after expenses, to €7.34 in cash and, at the holder's option, either 0.569 newly issued Gas Natural Ordinary Shares or 0.569 newly issued Gas Natural ADSs.

        Completion of the Gas Natural Offer is conditioned on (a) Endesa Ordinary Shares and Endesa ADSs representing at least 75% of Endesa's share capital being tendered in the offer and (b) Endesa's shareholders having voted to remove certain provisions of Endesa's by-laws. Based on the closing price of the Gas Natural Ordinary Shares on the Spanish Stock Exchanges of €25.00 per share on March 6, 2006, the implied value of the Gas Natural Offer is €21.57, or $25.88 based on the Federal Reserve Bank of New York noon buying rate of €1.00 = $1.2002 on the same date, per Endesa Ordinary Share (the "Offer Price"). The Offer Price represents a discount of 21.4% to the closing price of the Endesa Ordinary Shares on the Spanish Stock Exchanges of €27.45 per share on March 6, 2006.

ITEM 1.    SUBJECT COMPANY INFORMATION.

(a)
The name of the subject company is Endesa, S.A. The address and telephone number of Endesa's principal executive offices is Ribera del Loira, 60, 28042 Madrid, Spain, (011) (34) 91 213 10 00.

(b)
The statement is filed in respect of the Endesa Ordinary Shares and the Endesa ADSs. As of December 31, 2005, there were 1,058,752,117 Endesa Ordinary Shares outstanding and 22,676,060 Endesa ADSs outstanding.

ITEM 2.    IDENTITY AND BACKGROUND OF FILING PERSON.

(a)
Endesa's name, business address and business telephone number are as set forth in Item 1(a) above, which information is incorporated herein by reference. Endesa is the subject company and the person filing this statement. Endesa's website address is www.endesa.com. The information on Endesa's website is not a part of this statement.

(b)
This statement relates to the Gas Natural Offer described under "Introduction" above, which description is incorporated herein by reference.

(c)
The Gas Natural Offer is being made on the terms and subject to the conditions set forth in the Tender Offer Statement on Schedule TO, dated March 6, 2006, and Amendment No. 1 to the Registration Statement on Form F-4, dated March 6, 2006, in each case as filed by Gas Natural with the U.S. Securities and Exchange Commission (the "SEC"). According to Gas Natural's Prospectus dated March 6, 2006 (the "Gas Natural Prospectus"), the Gas Natural Offer will expire at 11:00 a.m. New York City time (5:00 p.m. Madrid, Spain time) on April 19, 2006, unless Gas Natural extends the Gas Natural Offer or unless the Gas Natural Offer is withdrawn.

        In addition to the U.S. offer described in the Gas Natural Prospectus, Gas Natural has announced that it is offering to acquire Endesa Ordinary Shares in a separate Spanish offer to all holders of Endesa Ordinary Shares, wherever located, including holders of Endesa Ordinary Shares in the United States.

        Gas Natural's Schedule TO states that Gas Natural's address is Av. Portal de l'Àngel, 22, 08002 Barcelona, Spain, and that its telephone number at such location is (011) (34) 902 199 199.

ITEM 3.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

        Except as described in this statement, to the knowledge of Endesa there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest, between Endesa or its affiliates and (1) Endesa, its executive officers, directors or affiliates or (2) Gas Natural, its executive officers, directors or affiliates, including Caja de Ahorros y Pensiones de Barcelona ("La Caixa") and Repsol YPF, S.A. ("Repsol").

(a)   Executive Officers, Directors or Affiliates of Endesa

  (1)
  Share Ownership of Directors and Executive Officers

        If the directors and executive officers of Endesa who own Endesa Ordinary Shares were to exchange such shares in the Gas Natural Offer, they would receive the same consideration for their Endesa Ordinary Shares as the other shareholders who accept the Gas Natural Offer. As of March 6, 2006, the directors and executive officers of Endesa beneficially owned, in the aggregate, 229,091 Endesa Ordinary Shares and no Endesa ADSs. If the directors and executive officers of Endesa were to exchange all of their Endesa Ordinary Shares in the Gas Natural Offer and the Gas Natural Offer were consummated, they would receive an aggregate of approximately 130,353 Gas Natural Ordinary Shares and approximately €1,681,528 in cash.

        The following table sets forth individual ownership of Endesa Ordinary Shares as of March 6, 2006 by each member of the Board of Directors:

Name	Number of Ordinary Shares Held Directly	Number of Ordinary Shares Held Indirectly	Total Number of Ordinary Shares Held
Manuel Pizarro Moreno(1)	100,004	—	100,004
Rafael Miranda Robredo(2)	7,585	—	7,585
Alberto Alonso Ureba	—	—	—
Miguel Blesa de la Parra(3)	600	—	600
José María Fernández Cuevas	—	—	—
José Manuel Fernández-Norniella	—	—	—
Rafael González-Gallarza Morales	3,300	—	3,300
Juan Ramón Quintás Seoane	1,525	—	1,525
Francisco Javiér Ramos Gascón	992	8,779	9,771
Alberto Recarte García-Andrade	250	21,100	21,350
Manuel Ríos Navarro	3,889	8,583	12,472
Juan Rosell Lastortras	5	10,000	10,005
José Serna Masiá	16,976	520	17,496

(1)
Mr. Pizarro is a member of the Board of Directors as well as Chairman of Endesa.

(2)
Mr. Miranda is a member of the Board of Directors as well as Chief Executive Officer of Endesa.

(3)
Mr. Blesa is also the chairman of Caja de Ahorros y Monte de Piedad de Madrid ("Caja Madrid"), which, as of March 5, 2006, beneficially owned 105,197,027 Endesa Ordinary Shares (or approximately 9.94% of Endesa's total share capital).

        The following table sets forth individual ownership of Endesa Ordinary Shares as of March 6, 2006 by each of Endesa's executive officers (other than Mssrs. Pizarro and Miranda, whose share ownership is disclosed in the preceding table):

Name	Number of Ordinary Shares Held Directly	Number of Ordinary Shares Held Indirectly	Total Number of Ordinary Shares Held
José Damián Bogas Gálvez	7,438	—	7,438
Luis Rivera Novo	3,015	—	3,015
Jesús Olmos Clavijo	7,108	—	7,108
José Luis Palomo Álvarez	8,300	—	8,300
Salvador Montejo Velilla	860	—	860
Francisco de Borja Acha Besga	1,000	—	1,000
Carlos Torres Vila	731	—	731
Germán Medina Carrillo	7,573	—	7,573
Gabriel Castro Villalba	4,479	—	4,479
Antonio Pareja Molina	4,479	—	4,479

        To the knowledge of Endesa, no director or executive officer of Endesa currently holds any options to purchase Endesa Ordinary Shares or Endesa ADSs.

  (2)
  Compensation of Directors and Executive Officers

  (i)
  Board of Directors

  Article 40 of Endesa's Articles of Association provides that:

  "the compensation of the Directors will consist of the following items: a fixed monthly fee and participation in profits. The aggregate annual compensation of the Board of Directors in respect of the foregoing items shall be 0.1 percent of consolidated profit, as approved by the Shareholders' Meeting, provided that the Board of Directors may reduce this percentage in such fiscal years as it seems appropriate. The foregoing is without prejudice to the provisions of paragraph 3 of this Article with respect to attendance fees.

  "The Board of Directors shall make all determinations with respect to the distribution of said amount as between the foregoing items and as between Directors when, as and how it deems appropriate.

  "The members of the Board of Directors will also receive fees for each meeting attended of the Board of Directors and any committees thereof. The amount of such attendance fees will not exceed such amount as is permitted within the limits described in the preceding paragraphs.

  "The compensation contemplated in the preceding paragraphs for a Director's service on the Board of Directors shall be compatible with such other compensation as may be due to such Director for any other executive or advisory functions that, as the case may be, he or she renders to the company beyond the supervisory and decisionmaking functions arising from their service as Directors, such other functions being subject to the legal requirements thereto applicable.

  "In accordance with section 130 of the Spanish Companies Law, Directors may receive compensation constituting participation in the company's profits to the extent legal and statutory reserve requirements have been met and shareholders have been accorded a dividend of at least 4 percent of consolidated profit."

        Accordingly, Endesa's directors receive compensation for their service on Endesa's Board of Directors, and in some cases for their service on the board of directors of Endesa's subsidiaries. In addition, directors that are also executive officers of Endesa receive compensation for their employment with the company.

        In 2004 and 2005, Endesa's directors received fixed monthly compensation of €4,006.74 and an attendance fee of €2,003.37 for each meeting attended of the Board of Directors, the Executive Committee, the Nominations and Compensation Committee and the Audit and Compliance Committee.

        For purposes of disclosing compensation in 2004 and 2005, Endesa adopted the method of presentation set forth in Annex 1 of the Annual Report on Corporate Governance for listed companies promulgated by the Comisión Nacional de Mercados de Valores ("CNMV"), as approved in CNMV Circular 1/2004 of March 17.

        The following tables set forth the compensation received by each member of the Board of Directors in 2005 and 2004:

Fixed Compensation

	2004		2005
Name	as Director	as Executive Officer	as Director	as Executive Officer
Manuel Pizarro Moreno(1)	€48,081	€784,145	€48,081	€1,200,000
Rafael Miranda Robredo	48,081	712,860	48,081	1,080,000
Alberto Alonso Ureba	48,081	—	48,081	—
Miguel Blesa de la Parra	48,081	—	48,081	—
José María Fernández Cuevas	48,081	—	48,081	—
José Manuel Fernández Norniella	48,081	—	48,081	—
Rafael González-Gallarza Morales	48,081	—	48,081	—
Juan Ramón Quintás Seoane(2)	—	—	—	—
Francisco Javier Ramos Gascón	48,081	—	48,081	—
Alberto Recarte García-Andrade(3)	—	—	28,047	—
Manuel Ríos Navarro	48,081	—	48,081	—
Juan Rosell Lastortras(3)	—	—	28,047	—
José Serna Masiá	48,081	—	48,081	—

(1)
In all Endesa group companies, the fixed compensation of the chairman is 10 percent greater than the fixed compensation of the chief executive officer.

(2)
Does not accept compensation other than attendance fees.

(3)
Joined the Board of Directors as of May 27, 2005.

Variable Compensation

	2004		2005
Name	as Director	as Executive Officer	as Director	as Executive Officer
Manuel Pizarro Moreno	€14,806	€560,429	€14,806	€829,323
Rafael Miranda Robredo(1)	14,806	596,173	14,806	711,272
Alberto Alonso Ureba	14,806	—	14,806	—
Miguel Blesa de la Parra(2)	—	—	—	—
José María Fernández Cuevas	14,806	—	14,806	—
José Manuel Fernández Norniella	14,806	—	14,806	—
Rafael González-Gallarza Morales	14,806	—	14,806	—
Juan Ramón Quintás Seoane(3)	—	—	—	—
Francisco Javier Ramos Gascón	14,806	—	14,806	—
Alberto Recarte García-Andrade(4)	—	—	—	—
Manuel Ríos Navarro	14,806	—	14,806	—
Juan Rosell Lastortras(4)	—	—	—	—
José Serna Masiá	14,806	—	14,806	—

(1)
The total variable compensation of Mr. Miranda was €640,191 in 2004 and €750,113 in 2005. These amounts have been reduced by €44,018 and €38,841, respectively, in respect of amounts received for attendance at meetings of the boards of directors of subsidiary companies.

(2)
Does not accept compensation other than fixed compensation and attendance fees.

(3)
Does not accept compensation other than attendance fees.

(4)
Joined the Board of Directors as of May 27, 2005.

Attendance Fees

	2004		2005
Name	for Endesa	for Subsidiary Companies	for Endesa	for Subsidiary Companies
Manuel Pizarro Moreno	€82,138	—	€106,179	—
Rafael Miranda Robredo	82,138	€70,895	106,179	€89,755
Alberto Alonso Ureba	80,135	—	104,175	—
Miguel Blesa de la Parra	64,108	—	94,158	—
José María Fernández Cuevas	82,138	35,887	106,179	21,136
José Manuel Fernández Norniella	82,138	37,703	96,162	43,118
Rafael González-Gallarza Morales	42,071	18,031	54,091	18,032
Juan Ramón Quintás Seoane	46,078	—	64,108	—
Francisco Javier Ramos Gascón	56,094	22,037	60,101	22,037
Alberto Recarte García-Andrade(1)	—	—	24,040	8,013
Manuel Ríos Navarro	50,084	20,034	54,091	22,038
Juan Rosell Lastortras(1)	—	—	20,034	2,400
José Serna Masiá	56,094	22,037	62,104	22,037

(1)
Joined the Board of Directors as of May 27, 2005.

Other Compensation

Name	2004	2005
Manuel Pizarro Moreno	€4,444	€5,271
Rafael Miranda Robredo	21,014	34,865

Advances and Loans

Name	2004	2005
Rafael Miranda Robredo(1)	€495,379	€435,379

(1)
These advances and loans were made prior to the enactment of the Sarbanes-Oxley Act in July 2002 and their terms have not been modified since such date. Of the amount in 2004, €152,802 bears interest and of the amount in 2005, €92,802 bears interest, in each case at a rate of EURIBOR plus 0.5%.

Pension Fund Contributions

Name	2004	2005
Manuel Pizarro Moreno	€235,652	€236,655
Rafael Miranda Robredo(1)	4,319,378	2,122,182

(1)
These payments were made on the same terms as premiums paid to cover Endesa's future pension obligations to other employees meeting the same age and seniority criteria. Of the amounts stated for 2004 and 2005, €3,904,381 and €1,389,000, respectively, represent premiums paid to cover the company's obligation to contribute to Mr. Miranda's pension in future periods.

Life Insurance Premiums

Name	2004	2005
Manuel Pizarro Moreno	€46,253	€119,509
Rafael Miranda Robredo	93,219	85,206
Directors	85,994	120,798

        In addition, Endesa has established an early retirement plan in which the chief executive officer participates on the same terms as other employees of Endesa meeting the same age and seniority criteria. The amount of Endesa's contingent obligation under such plan to the chief executive officer was €5,864,605 in 2004 and €10,369,336 in 2005. The amount of the company's contingent obligation to an employee under this plan is recalculated each year to reflect the employee's then-current salary and decreases each year the employee remains with the company.

  (ii)
  Executive Officers

  General

        Endesa's compensation policy aims to be competitive with the leading companies in the energy sector in Spain and other countries in Europe. Pursuant to their contracts with the company, Endesa's executive officers are generally entitled to receive a fixed compensation, variable compensation and other benefits.

        Endesa's senior management consists of 10 executive officers in addition to Mssrs. Pizarro and Miranda (whose compensation and benefits are disclosed above under "—Board of Directors"). These are:

Name	Title
José Damián Bogas Gálvez	Executive Vice President—Spain and Portugal
Luis Rivera Novo	Executive Vice President—Latin America
Jesús Olmos Clavijo	Executive Vice President—Europe
José Luis Palomo Álvarez	Chief Financial Officer
Salvador Montejo Velilla	General Secretary and Secretary to the Board of Directors
Francisco de Borja Acha Besga	Senior Vice President—Legal Advisor
Carlos Torres Vila	Senior Vice President—Strategy
Germán Medina Carrillo	Senior Vice President—Human Resources
Gabriel Castro Villalba	Senior Vice President—Communications
Antonio Pareja Molina	Senior Vice President—Services

        The aggregate compensation of these 10 executive officers in 2005 and 2004 was as follows:

	2004	2005
Fixed compensation	3,311,430	3,860,276
Variable compensation	2,218,709	2,543,799
Board attendance fees	146,764	167,806
Other	195,537	156,575

Total	5,872,441	6,728,456

        The aggregate advances and loans to these 10 executive officers outstanding as of 2005 and 2004 were as follows:

	2004	2005
Advances(1)	1,196,217	1,196,217
Loans(2)	1,668,525	1,648,525

(1)
This figure represents outstanding advances owed to Endesa as of December 31, 2005. These advances, which bear no interest, were granted prior to the enactment of the Sarbanes-Oxley Act in July 2002 and their terms have not been modified since such date.

(2)
This figure represents outstanding loans owed to Endesa as of December 31, 2005. These loans, which bear interest at EURIBOR plus 0.5%, were granted prior to the enactment of the Sarbanes-Oxley Act in July 2002 and their terms have not been modified since such date.

        The aggregate other benefits of these 10 executive officers in 2005 and 2004 were as follows:

	2004	2005
Pension contributions(1)	2,068,073	4,129,835
Life insurance premiums	218,480	367,494

(1)
This figure includes pension contributions made to cover the company's obligation to contribute to these executive officers' pensions in future periods. These payments were made on the same terms as premiums paid to cover Endesa's future pension obligations to other employees meeting the required age and seniority criteria.

        In addition, Endesa has established an early retirement plan in which Messrs. Bogas, Rivera, Palomo, Medina and Pareja participate on the same terms as other employees of Endesa meeting the same age and seniority criteria. The amount of Endesa's contingent obligation under such plan to such executive officers identified above was €5,857,669 in 2004 and €22,769,061 in 2005. The increase in 2005 relative to the previous year is due largely to a rise in the number of executive officers that became eligible to participate in the early retirement during 2005. The amount of the company's contingent obligation to an employee under this plan decreases each year the employee remains with the company.

  Severance Arrangements with Executive Officers

        Endesa has granted all of the executive officers referred to above identical "guarantee clauses," which entitle the executive officer to a severance payment in the event his employment with Endesa is terminated as well as an additional payment as consideration for a non-competition covenant. Endesa believes that these guarantee clauses are consistent with market practice among large publicly traded companies in Spain. The guarantee clauses entitle the executive officer to receive a severance payment equal to three times his or her annual compensation (calculated as described below) in the event the employment relationship is terminated: (1) by mutual agreement between the executive officer and Endesa; (2) by a unilateral decision of the executive officer based on a gross and willful breach by Endesa of its obligations to the executive officer or a change in the executive officer's position that renders it void of substance; or (3) by Endesa without cause. For purposes of these guarantee clauses, annual compensation means the relevant officer's fixed compensation in the then-current year plus the average of the officer's variable compensation in the immediately preceding two years. The guarantee clauses provide that the executive officer is not entitled to any severance payment in the event the employment relationship is terminated by Endesa for cause or by the executive officer without cause. The guarantee clause also entitles the executive officer to receive an additional payment equal to his or her fixed compensation in the most recently completed fiscal year as consideration for the officer's covenant not to compete with Endesa for two years following termination of employment. This additional payment is due regardless of the circumstances in which the executive officer's employment is terminated.

  (3)
  Other Contracts and Arrangements

        In the ordinary course of business, Endesa enters into contracts with numerous other energy companies throughout the world, including from time to time companies with which members of the Board of Directors are affiliated through directorships or otherwise. Endesa does not consider the amounts involved in such transactions to be material to its business and believes that these amounts are not material to the business of the firms involved.

(b)   Relationships Between Endesa and Gas Natural and Their Respective Affiliates

        Except as provided below, there are no material agreements or possible conflicts of interest between Endesa and Gas Natural or their respective affiliates (including La Caixa and Repsol YPF).

  (1)
  Commercial Relationships

        Endesa and its affiliates are party to ordinary course business transactions with Gas Natural and its affiliates, including La Caixa and Repsol YPF. These transactions have been entered into on commercially reasonable terms and conditions and in accordance with prevailing market conditions. The following is a general description of the most significant commercial relationships between Endesa and its affiliates, on the one hand, and Gas Natural and its affiliates, on the other:

  •
  Endesa has entered into a long-term gas supply agreement with Gas Natural. This agreement, which is currently operative, has a build-up period until January 1, 2007 and a plateau period of 12 years afterwards. Until January 1, 2007, Endesa is required to use gas supplied by Gas Natural pursuant to this agreement exclusively for power generation. Also, pursuant to the terms of the agreement, the maximum amount of natural gas required to be supplied by Gas Natural from January 1, 2008 is 3 bcm per year.

  •
  Endesa and its affiliates are party to various loan and other financing agreements with La Caixa totaling approximately €732 million in the aggregate and maturing as late as 2023. In addition, Endesa is party to interest rate swaps with La Caixa totaling approximately €432 million and a credit guarantee facility of up to €300 million.

  •
  In Latin America, Endesa and Repsol YPF are parties to various shareholders agreements relating to Central Dock Sud and Inversora Dock Sud. These agreements contain provisions relating to, among other things, the board composition and management of Central Dock Sud and Inversora Dock Sud and the transfer of shares in the companies.

  (2)
  Legal and Regulatory Proceedings

        European Commission Appeal.    On November 29, 2005, Endesa filed an appeal with the European Court of First Instance in Luxembourg seeking annulment of the European Commission's decision not to assume jurisdiction over the Gas Natural Offer. The Court of First Instance refused to grant interim measures (without consideration of the merits of the appeal) but is reviewing the case under an accelerated procedure, with a decision expected by the end of March 2006. If the European Commission's decision is overturned, the Gas Natural Offer would be reviewed by EC competition authorities, which could block the transaction (or, if already completed, require it to be unwound) or authorize it with conditions stricter than or different from those imposed by the Spanish Council of Ministers.

        Appeal against Council of Ministers' Decision.    On February 9, 2006, Endesa filed an appeal with the Spanish Supreme Court against the Spanish Council of Ministers' authorization of the transaction contemplated by the Gas Natural Offer. Endesa is seeking both a preliminary injunction to suspend the authorization and permanent invalidation of the authorization. The court has refused to grant an urgent preliminary injunction (without consideration of the merits of the appeal). No date has been set for a decision on Endesa's application for an ordinary preliminary injunction or the appeal itself but the court has indicated that it expects to be able to rule on the ordinary preliminary injunction before the Gas Natural Offer expires. Any suspension or invalidation of the Council of Ministers' authorization may result in suspension of the Gas Natural Offer until and unless the authorization is re-instated or a new authorization is issued by the Council of Ministers.

        U.S. Securities Law Claims against Gas Natural.    On March 6, 2006, Endesa filed a complaint against Gas Natural in the United States District Court for the Southern District of New York to protect its shareholders from Gas Natural's false and misleading disclosures in connection with the Gas Natural Offer. Endesa's complaint alleges that the prospectus filed by Gas Natural with the Securities and Exchange Commission contains material misstatements and fraudulent omissions, including (among others):

  •
  material omissions about La Caixa's status as a co-bidder alongside Gas Natural as well as La Caixa's plans and proposals with respect to Endesa and the proposed combined group;

  •
  a misleading presentation of pro forma financial information with respect to the combined company that fails to comply with applicable regulations and accounting standards; and

  •
  material omissions about Gas Natural's violation of Section 5 of the Securities Act of 1933 by reason of its failure to register the offer of Gas Natural Ordinary Shares to U.S. residents pursuant to the Spanish offer, including the fact that U.S. investors have the right to rescind any Gas Natural shares acquired by them pursuant to the Spanish offer and that a significant risk exists that Gas Natural will be exposed to material liability as a result of such recission rights if the offers are completed.

        Pursuant to this action, Endesa is seeking an order enjoining the Gas Natural Offer in the United States until such time as Gas Natural has corrected the many false and misleading disclosures contained in its prospectus and has otherwise complied with applicable U.S. federal securities laws. On March 6, 2006 the court denied Endesa's motion for temporary restraining order and set March 27, 2006 as the date for a hearing on Endesa's motion for a preliminary injunction.

        Invalidation of Iberdrola Agreement.    On November 23, 2005, Endesa filed a claim with the Mercantile Court of Madrid seeking to invalidate the asset sale agreement between Gas Natural and Iberdrola. The action is based on claims of fraud against a third party and violation of financial assistance rules. The court has set March 7, 2006 as the date to review possible interim measures. An invalidation of the asset sale agreement could potentially affect both the financing of the Gas Natural Offer and Gas Natural's ability to comply with the conditions imposed on the transaction by the Spanish Council of Ministers.

        On November 25, 2005, Endesa filed another claim with the same court in Madrid seeking to void the asset sale agreement between Gas Natural and Iberdrola as well as the Gas Natural Offer. The action is based on EC competition law and Article 81 of the Treaty of the European Communities. Gas

Natural and Iberdrola have filed a motion to dismiss, and Endesa has filed a response in opposition to the motion. The court has set March 7, 2006 as the date for a hearing on Endesa's application for interim relief. If obtained, such interim relief could lead to the suspension of the validity of the agreement and the Gas Natural Offer.

        Claims against La Caixa.    On November 30, 2005, Endesa filed a complaint against La Caixa with the CNMV regarding La Caixa's failure to make a mandatory tender offer for Gas Natural Ordinary Shares when it acquired control of Gas Natural. The CNMV has ruled against Endesa, and Endesa has not yet determined whether it will appeal this ruling. If Endesa's appeal is successful, La Caixa could be required to launch a mandatory tender offer for all outstanding Gas Natural Ordinary Shares and the Gas Natural Offer could be suspended or invalidated.

        On December 1, 2005, Endesa filed a complaint against La Caixa with the Servicio de Defensa de la Comptenecia of Spain (the "SDC") regarding La Caixa's failure to file a required merger notification when it acquired control of Gas Natural. The SDC has not yet communicated to Endesa the status of its proceedings with respect to this complaint.

        Various Administrative Proceedings.    In addition to the proceedings referred to above, Endesa has appealed various administrative actions of the Spanish National Energy Commission, Spanish competition authorities and the Spanish securities regulator in connection with the Gas Natural Offer. Depending on the outcome of these appeals, the Gas Natural Offer could be delayed or otherwise adversely affected.

        Claims by Gas Natural.    Gas Natural has filed a claim against Endesa and its directors in the Mercantile Court of Barcelona alleging violations by the defendants of the so-called "passivity rule" under the Spanish Takeover Code in relation to Endesa's dividend proposal to shareholders in respect of 2005, certain transactions involving Endesa's assets and certain media communications by Endesa since the commencement of Gas Natural's hostile tender offer. Gas Natural requested an urgent preliminary injunction which was denied by the court. On February 13, 2006, the court also denied Gas Natural's request for an ordinary preliminary injunction. Endesa does not believe that the court will take any action in this proceeding against Endesa or its directors.

        Gas Natural has also filed a claim against certain of Endesa's directors in the Mercantile Court of Madrid alleging violations by the defendants of fiduciary duties under Spanish corporate law as well as the passivity rule. The defendants in this action have filed a response to the claim and the court has not taken any further action as of the date hereof. Based on discussions with its counsel, Endesa believes that Gas Natural's claims are without foundation and will not affect any of the actions carried out by Endesa or its directors.

        Gas Natural has also filed a claim against certain of Endesa's directors in a district court in Madrid demanding that the defendants either bring suit against Gas Natural or cease to claim that Gas Natural has violated Endesa's rights in connection with the Gas Natural Offer. The defendants moved to dismiss this claim for lack of jurisdiction and the court granted such motion without prejudice. Gas Natural could re-file the claim in the Mercantile Court of Madrid.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

(a)   Recommendation Against the Gas Natural Offer

        The Board of Directors has considered the terms and conditions of the Gas Natural Offer and consulted with Endesa's senior management and its financial and legal advisors regarding the Gas Natural Offer. In addition, on March 7, 2006, the Board of Directors received written opinions from each of Citigroup Global Markets Limited ("Citigroup"), Deutsche Bank AG London ("Deutsche Bank"), J.P. Morgan plc ("JPMorgan"), Lehman Brothers (Europe) Limited ("Lehman Brothers") and Merrill Lynch Capital Markets España, S.A., S.V. ("Merrill Lynch"), financial advisors to Endesa in connection with the Gas Natural Offer, to the effect that, as of the respective date of each opinion, the consideration being offered pursuant to the Gas Natural Offer is inadequate, from a financial point of view, to Endesa's shareholders. The opinions of the financial advisors, which contain customary assumptions and limitations, are attached in their entirety as Annexes A through E hereto.

        Based on its assessment of the Gas Natural Offer, the members of the Board of Directors present or represented at a meeting held on March 7, 2006 unanimously concluded that:

  A.
  The Offer Price is substantially lower than Endesa's value under customary valuation criteria and lower still than Endesa's value in a change-of-control transaction such as the Gas Natural Offer, in which a control premium is normally paid.

  B.
  Endesa on a standalone basis is likely to generate greater value for its shareholders in the short- and long-term than Gas Natural's offer.

  C.
  Most of the consideration (65.54%) offered by Gas Natural consists of its ordinary shares, whose current trading price overvalues the weak prospects of Gas Natural's business in the medium- and long-term.

  D.
  The proposed combined group's performance is likely to reflect substantially lower synergies—and substantially higher negative synergies and integration costs—than are currently estimated by Gas Natural.

  E.
  The asset divestitures resulting from Gas Natural's agreement with Iberdrola and the conditions imposed on the transaction by the Spanish Council of Ministers would significantly weaken Endesa's and Gas Natural's existing businesses while strengthening the proposed combined group's main competitor, Iberdrola, and creating substantial regulatory risks.

  F.
  Gas Natural's agreement with Iberdrola does not maximize the value of the assets being sold because it precludes a competitive auction process.

  G.
  The control exercised over Gas Natural by its principal shareholders creates a risk of conduct that may be detrimental to Endesa's shareholders.

  H.
  The Offer Price is substantially lower than a competing all-cash offer announced by E.ON Zwölfte Verwaltungs GmbH ("E.ON").

        Accordingly, the Board of Directors strongly recommends that Endesa's shareholders REJECT the Gas Natural Offer and DO NOT TENDER their Endesa Ordinary Shares or Endesa ADSs pursuant to the Gas Natural Offer.

(b)   Reasons

        The principal reasons for the conclusions and recommendation of the Board of Directors set forth above are as follows:

  A.
  The Offer Price is substantially lower than Endesa's value under customary valuation criteria and lower still than Endesa's value in a change-of-control transaction such as the Gas Natural Offer, in which a control premium is normally paid.

  •
  The closing price of the Endesa Ordinary Shares was €27.45 on March 6, 2006, the day prior to the decision of the Board of Directors to recommend that Endesa's shareholders reject the Gas Natural Offer, reflecting the market's understanding of Endesa's strong fundamentals as well as market trends in the electricity sector.

  •
  The closing price of the Endesa Ordinary Shares on March 6, 2006 was 27% higher than the Offer Price.

  •
  The implied value of the Endesa Ordinary Shares on March 6, 2006 based on the current trading multiples of other Iberian utility companies is 52% higher than the Offer Price. The Offer Price reflects an EV/EBITDA multiple of 8.5 in 2005, compared to an average multiple of 10.5 for Unión Fenosa, Iberdrola and Electricidade de Portugal (EDP).(1)

(1)
Enterprise value (EV) based on net debt, minorities, provisions as of December 31, 2005 for Endesa, Unión Fenosa and Iberdrola and September 30, 2005 for EDP. EBITDA based on 2005 actual EBITDA, except for EDP which reflects market consensus on 2005 estimated EBITDA. References to EBITDA in this document are references to gross operating profit. Sources: Bloomberg, International Brokers' Estimate System (IBES) estimates; companies' reports.

•
Endesa's shareholders are entitled to receive a premium for their Endesa Ordinary Shares in a change-of-control transaction such as the Gas Natural Offer in accordance with market practice. However, the Offer Price does not include any control premium.

B.
Endesa on a standalone basis is likely to generate greater value for its shareholders in the short-and long-term than Gas Natural's offer.

•
Endesa's strategic plan sets forth clear, attainable objectives through 2009 based on the company's strong fundamentals, with a focus on returning cash to shareholders, achieving strong organic growth, implementing an efficiency plan and divesting non-strategic assets, which together provide a platform for long-term value creation for shareholders. The company's key financial targets through 2009 include:

—
Annual EBITDA growth of 10–11% and annual net income growth above 12%

—
Estimated savings of €525 million by 2009 resulting from an efficiency plan

—
The disposal of non-strategic assets in excess of €4 billion

—
Annual dividend growth from ordinary activities of at least 12%, and 100% payout of capital gains from disposals of non-strategic assets, with a commitment to return to shareholders more than €7 billion in dividends in the period from 2005 to 2009

    —
    The implementation of a €14.6 billion investment plan during the same period based on organic growth while maintaining a net debt-to-equity leverage ratio below 1.4 (including minority interests)

  •
  Endesa's performance in 2005 demonstrates the feasibility of the 2009 targets presented in the company's strategic plan for 2005 to 2009.

  —
  33% growth in EBITDA and 154% growth in net income(2)

(2)
Endesa's 2005 net income ex-asset disposal represented 60% growth compared to 2004.

  —
  34% (€181 million) of efficiency plan targets fulfilled in 2005

  —
  Non-strategic asset disposals in excess of €3 billion in 2005, of which €2.6 billion resulted from the sale of Auna, delivering 75% of the company's commitment on such disposals through 2009

  —
  Dividends of over €2.5 billion already declared and approved by shareholders in respect of 2005, delivering 35% of the company's commitment on dividends through 2009.

  —
  A sound financial position, evidenced by a net debt-to-equity leverage ratio of 1.1 (including minority interests) at December 31, 2005

C.
Most of the consideration (65.54%) offered by Gas Natural consists of its ordinary shares, whose current trading price overvalues the weak prospects of Gas Natural's business in the medium- and long-term.

•
According to Gas Natural's own figures, its share of the gas supply market has declined from 80% to 48% in just four years. This decline in market share will continue in view of trends in other liberalized markets.

•
Gas Natural's gas distribution business in Spain has generated unsustainable returns as compared with those of its peer companies in other European countries. As a result, Gas Natural's returns for this business may face significant regulatory risks in the future.

•
Gas Natural has no gas production of its own, and its joint venture with Repsol has been weakened by Repsol's recent write-down of reserves.

•
Gas Natural's earnings growth has historically depended on income consolidation and capital gains from its investment in Enagas, which Gas Natural would be required to reduce as a result of the transaction from 9.9% to one percent. Excluding the impact of Enagas on Gas Natural's operating income and extraordinary gains, Endesa estimates that Gas Natural's net income would have totaled approximately €471 million in 2005 compared to €442 million in 2004, demonstrating annual growth of 6.5% compared to Gas Natural's reported annual growth rate of 16.7% and its average target annual growth rate of 10%.

•
Gas Natural's shares are substantially less liquid than Endesa's, with an average daily trading volume of €22 million in 2005 prior to the announcement of the Gas Natural Offer, compared to €193 million for Endesa. As a result of this illiquidity, Gas Natural's share price may not reflect the market's views about the company's performance as accurately as would be the case with a more liquid stock. This concern is highlighted by the fact that, as of the trading day prior to the announcement of the Gas Natural Offer, Gas Natural's share price was overvalued by more than 10% relative to the average target price for Gas Natural among research analysts.

  •
  Gas Natural is proposing to issue up to 602,429,955 new ordinary shares to Endesa's shareholders, which is 4.8 times Gas Natural's current free float. As a result of this capital increase, the price of Gas Natural Ordinary Shares could vary substantially, affecting the value of the consideration, as Gas Natural itself has disclosed in the Gas Natural Prospectus.

  •
  In the event Repsol sells its 30.8% stake in Gas Natural, Gas Natural's share price would likely be adversely affected by the large number of shares made available for sale in the market.

  D.
  The proposed combined group's performance is likely to reflect substantially lower synergies—and substantially higher negative synergies and integration costs—than are currently estimated by Gas Natural.

  •
  Gas Natural's projected pre-tax synergies of €350 million per year by 2008 are overstated. Endesa estimates that, prior to the divestitures that are required by the Spanish Council of Ministers or planned by Gas Natural, the maximum amount of synergies achievable would be in the range of €80 million to €140 million, and that, after such divestitures, any potential synergies would be even lower.

  •
  Endesa estimates that the proposed combined group's cost structure will increase by more than €200 million per year as a result of negative integration synergies, including the adoption of a territorial corporate structure that has proved ineffective in the past. This figure does not include additional negative synergies from asset disposals and regulatory risk that have not been quantified. In addition, Endesa estimates that integration costs from the transaction would amount to more than €600 million as compared to Gas Natural's estimate of €243 million.

  •
  Endesa's concerns about the proposed combined group's profitability are heightened by the absence of any adequately supported financial targets or forecasts for the proposed combined group, as is evident from the Gas Natural Prospectus. As a result, neither Endesa nor its shareholders have the necessary information with which to assess the proposed combined group's ability to create value for shareholders.

  •
  Endesa is concerned that Gas Natural's management does not have the experience needed to integrate or manage a company of Endesa's scale and complexity. The largest company acquired by Gas Natural in the past five years had an enterprise value of €272 million, which is 207 times smaller than Endesa's enterprise value of €56,353 million as of March 6, 2006. Endesa believes that the challenges for Gas Natural's management of running the company and executing the integration and divestitures create very substantial risks of value destruction for shareholders.

  E.
  The asset divestitures resulting from Gas Natural's agreement with Iberdrola and the conditions imposed on the transaction by the Spanish Council of Ministers would significantly weaken Endesa's and Gas Natural's existing businesses while strengthening the proposed combined group's main competitor, Iberdrola, and creating substantial regulatory risks.

  •
  The mix of assets in the combined business after required divestitures would be less attractive than Endesa's and offer fewer opportunities to create sustainable value for shareholders. Among other things:

  —
  The proposed combined group would be forced to sell more than €10 billion of assets in key markets in Spain, Italy, France and Poland, including the sale of 11,632 MW in operation and 1,200 MW under plan.

  —
  The proposed combined group's estimated share of the electricity generation market in Spain would fall to 30% compared to Endesa's current share of 39%, while Iberdrola's estimated share of the electricity generation market would rise to 36% from 27%, handing Endesa's market leadership to the proposed combined group's main competitor as recognized by Gas Natural. Moreover, the proposed combined group's production would cover a much smaller portion of the company's supply business, requiring it to purchase as much as 37% of its supply requirements in the spot market, compared to 9% for Endesa today. This added exposure to price changes in the wholesale market would increase the volatility of the proposed combined group's results. Meanwhile, Iberdrola's estimated generation-supply balance would be significantly improved, reducing the percentage of its supply requirements that it must purchase in the spot market from 31% to 12%.

  —
  The proposed combined group would be required to divest approximately 5,400 MW(3) of generation capacity in Italy, France and Poland, representing 58% of Endesa's current generation capacity in these countries. These divestitures involve a total loss of Endesa's business in France and a reduction of nearly half of Endesa's business in the Italian generation market. Consequently, the transaction would result in a substantial loss to Endesa's European growth project, which has been an increasingly significant contributor to Endesa's results in recent years.

  —
  Gas Natural's failure to provide any information regarding its planned divestitures makes it more difficult to assess their impact on the proposed combined group.

  —
  The proposed combined group's geographic profile will be less balanced and exposed to greater risks due to its increased dependence on Latin America

(3)
Source: Gas Natural-Iberdrola Agreement

  —
  As a result of these divestitures, the proposed combined group would be only 10% larger in terms of enterprise value and 2% in terms of EBITDA than Endesa is today, with a smaller electricity business than Endesa's, a smaller presence in Europe, reduced geographic diversification in its business and less balance between generation and sales.

  •
  The Board of Directors believes that the proposed combined group would aggravate the structural problems currently faced by the electricity sector.

  —
  The transaction would reduce the transparency and credibility of the wholesale market for electricity.

  —
  The transaction would impede progress toward an additive tariff that reflects the real costs of the sector—an issue on which Gas Natural has taken contradictory positions.

  —
  The transaction would create substantial overlap in gas and electricity distribution networks in many areas of Spain.

        As a result of the foregoing, the proposed combined group would face a high level of regulatory risk.

  F.
  Gas Natural's agreement with Iberdrola does not maximize the value of the assets being sold because it precludes a competitive auction process.

        The proposed combined group is unlikely to receive the full value of the assets it would be required to sell due to the terms of Gas Natural's agreement with Iberdrola and the forced nature of the sale. Recent transactions in Spain indicate that competitive auction processes generate proceeds of as much as 40% above the market consensus on "fair value".(4) However, the price mechanism established in Gas Natural's agreement with Iberdrola would not generate prices at levels similar to a competitive auction process.

(4)
Sources: Brokers' reports; investment bank analysis.

G.
The control exercised over Gas Natural by its principal shareholders creates a risk of conduct that may be detrimental to Endesa's shareholders.

•
As stated in the Gas Natural Prospectus, the interests of Gas Natural's principal shareholders may differ from those of Gas Natural and its other shareholders, which could create conflicts of interest affecting the conduct of Gas Natural's business and other important matters.

H.
The Offer Price is substantially lower than a competing all-cash offer announced by E.ON.

•
On February 21, 2006, E.ON, a private European energy company, announced that it intended to make an offer for all Endesa Ordinary Shares and Endesa ADSs outstanding at a price of €27.50 per share in cash. E.ON's offer is 28% greater than the Offer Price.

•
E.ON's offer is all in cash, which makes it easier for Endesa's shareholders to make a decision with respect to the offer.

        The Board of Directors has made a preliminary assessment of E.ON's offer and will make a formal recommendation when such offer is approved by the CNMV.

        The foregoing discussion of the information and factors considered by the Board of Directors in making its recommendation is not intended to be exhaustive. The Board of Directors did not assign any relative or specific weights to the foregoing factors. Mr. Quintás, a member of the Board of Directors, did not attend the meeting held on March 7, 2006 due to a possible conflict of interest resulting from his position as President of the Spanish Confederation of Savings Banks.

(c)   Intent to Tender

        To the best of Endesa's knowledge, to the extent permitted by applicable laws, rules and regulations, none of the members of the Board of Directors currently intends to tender any Endesa Ordinary Shares over which he has sole dispositive power pursuant to the Gas Natural Offer. In addition, Caja Madrid has informed Endesa through its chairman, Mr. Blesa, that it does not intend to tender any of its Endesa Ordinary Shares pursuant to the Gas Natural Offer. In light of the potential conflict of interest situation described above, Mr. Quintás has not informed Endesa as to whether he intends to tender his shares pursuant to the Gas Natural Offer.

ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

        Except as set forth below, neither Endesa nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to shareholders of Endesa concerning the Gas Natural Offer.

        Endesa has retained Citigroup, Deutsche Bank, JPMorgan, Lehman Brothers and Merrill Lynch as its independent financial advisors in connection with, among other things, Endesa's analysis and consideration of, and response to, the Gas Natural Offer. In addition, Endesa has engaged BNP Paribas SA to provide advisory services in certain jurisdictions in connection with the Gas Natural Offer. Endesa has agreed to pay each of these advisors a reasonable and customary fee for such services. Endesa has also agreed to reimburse each of these advisors for all reasonable out-of-pocket expenses, including fees of counsel, and to indemnify them and certain related persons against certain liabilities relating to, or arising out of, the engagement. Certain of Endesa's financial advisors have provided and may continue to provide financial structuring and lending services to one or more third parties regarding possible alternative transactions, for which they may also receive fees and other compensation from such third parties.

        Endesa has retained Brunswick Group LLP and Eurocofin S.A. as its financial public relations advisors in connection with the Gas Natural Offer. Each of Brunswick Group LLP and Eurocofin S.A. will receive reasonable and customary compensation for its services and reimbursement of out-of-pocket expenses arising out of or in connection with the engagement. Endesa has agreed to indemnify each of Brunswick Group LLP and Eurocofin S.A. against certain liabilities relating to, or arising out of, the engagement.

        Endesa has retained D.F. King & Co., Inc. and Santander Investment S.A. as its proxy solicitation and information agents in connection with the Gas Natural Offer. Each of D.F. King & Co., Inc. and Santander Investment S.A. will receive reasonable and customary compensation for its services and reimbursement of out-of-pocket expenses arising out of or in connection with the engagement. Endesa has agreed to indemnify each of D.F. King & Co., Inc. and Santander Investment S.A. against certain liabilities relating to, or arising out of, the engagement.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

        No transactions with respect to the Endesa Ordinary Shares or Endesa ADSs have been effected during the past 60 days by Endesa or, to the best of Endesa's knowledge, by any of its executive officers, directors, affiliates or subsidiaries.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

        Other than as set forth below and in Item 4 above, there are no negotiations in response to the Gas Natural Offer that relate to a tender offer for, or other acquisition of, Endesa's securities, and there are no plans, proposals or negotiations that relate to or would result in a merger, reorganization or liquidation of Endesa or its subsidiaries, any purchase, sale or transfer of a material amount of assets of Endesa or its subsidiaries, or any material change in the present dividend rate or policy or indebtedness or capitalization of Endesa or any transaction, board resolution, agreement in principle or signed contract in respect thereof.

        Since September 6, 2005, the Board of Directors has adopted the following resolutions, among others, relating to the Gas Natural Offer: a preliminary determination that the Offer Price is insufficient and undervalues Endesa's business, and a delegation of authority to the Executive Committee of the Board to take all necessary decisions relating to the Gas Natural Offer; approval of presentations and other communications with investors relating to Endesa's strategic and business plan; approval of an appeal to the Court of First Instance in Luxembourg; ratification of the decision of the Executive Committee to authorize the Chief Executive Officer of Endesa to provide information to third parties under strict conditions of confidentiality in order to benefit shareholders by facilitating higher bids; authorization for the Executive Committee and the Chief Executive Officer to appeal the expected resolution of the Council of Ministers with respect to the Gas Natural Offer to the extent permitted by applicable law and only in the interest of protecting the rights of Endesa's shareholders; and approval of a preliminary response to the competing offer announced by E.ON AG on February 20, 2006.

        Endesa has considered, in relation to the Gas Natural Offer, the feasibility and desirability of pursuing possible strategic alternatives to the Gas Natural Offer in accordance with applicable law. Based on the factors stated in Item 4 above, Endesa believes that its interests and those of its shareholders may be best served by preserving the flexibility to study all alternatives offering a stronger long-term financial and strategic rationale. These alternatives could include one or more (if any) of the following: (i) maintaining Endesa as an independent, publicly-owned entity in substantially its present form, (ii) the acquisition of Endesa Ordinary Shares by Endesa or another entity, (iii) the acquisition of one or more other companies or units of other companies by Endesa or by Endesa together with another acquiror, (iv) a merger or other business combination with another company, (v) the sale or divestiture of one or more significant assets, business units or stakes in business units of Endesa, (vi) the issuance of additional shares, rights or warrants, or other equity, non-equity or market-linked securities of Endesa, (vii) the incurrence of debt or other obligations by Endesa, (viii) a distribution of one or more of cash, rights, warrants or other consideration to the shareholders of Endesa, and/or (ix) entering into one or more partnerships, joint ventures or other strategic relationships with other parties. Endesa may be required to obtain shareholder approval before implementing certain of the foregoing alternatives.

        Endesa has entered into and may continue to enter into confidentiality agreements and has supplied and may continue to supply confidential information to one or more third parties prior to entering into negotiations with such third parties regarding any of the foregoing items to the extent permitted by applicable law. Certain of Endesa's financial advisors have provided and may continue to provide financial structuring and lending services to one or more third parties regarding possible alternative transactions, subject to appropriate "Chinese wall" procedures preventing the unauthorized flow of information between personnel of such financial advisors providing advice to Endesa in connection with the Gas Natural Offer and those providing financial structuring and lending services to such third parties.

        Under rules adopted by the United States Securities and Exchange Commission, because Gas Natural has filed its Schedule TO and commenced its offer in the United States, disclosure by Endesa of certain details of its possible contacts with third parties relating to some of the foregoing alternatives may be required unless the Board of Directors of Endesa has determined that such disclosure might jeopardize any such contacts. The Board of Directors of Endesa has made such a determination. Accordingly, Endesa does not intend to disclose the possible terms of any such transactions or proposals, or the terms thereof, unless and until required by law.

        There can be no assurance that the consideration of any of the alternatives referred to above will result in any transaction being proposed by any person or recommended by Endesa's Board of Directors, or that any transaction that may be recommended will be consummated, or that a transaction other than those described herein will not be proposed, authorized or consummated. The initiation or continuation of any of the foregoing alternatives may also be dependent upon the future actions of Gas Natural and other persons with respect to the Gas Natural Offer.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

(1)   Legal Matters

        The information concerning legal and regulatory proceedings set forth in Item 3(b) is incorporated herein by reference.

(2)   Mandatory Tender Offers in Other Jurisdictions

        Endesa owns substantial interests in publicly traded companies in various countries. If Gas Natural acquires control of Endesa pursuant to the Gas Natural Offer, it may be required under the laws of the relevant jurisdictions to make mandatory tender offers for all of the outstanding share capital of these publicly traded companies. Gas Natural has already acknowledged that it will be required under the laws of Brazil and Peru to make mandatory tender offers for all of the outstanding share capital of Endesa's publicly traded affiliates in those countries not currently owned by Endesa. The cost to Gas Natural of carrying out these mandatory transactions will depend on the price at which Gas Natural is required to offer to purchase the shares of the relevant company and the level of acceptance in the tender offer. Based on the closing price of these companies' ordinary shares in their respective primary trading markets on March 6, 2006, Gas Natural would be required to pay approximately €750 million (converted at prevailing exchange rates) to acquire all of the outstanding share capital of these companies not currently owned by Endesa.

(3)   Competition Laws of Other Jurisdictions

        Endesa, Gas Natural, Repsol YPF and their respective affiliates have assets and sales in numerous jurisdictions throughout the world other than Spain. Many of those jurisdictions have antitrust or competition laws that could require that notifications be filed and clearances obtained prior to completion of the proposed transaction. Other jurisdictions require filings following completion of the transaction. Filings will be required in those jurisdictions. The Gas Natural Offer is not conditioned on the receipt of any such regulatory approvals. As a consequence, Gas Natural could be required under Spanish law to consummate the Gas Natural Offer if the other conditions thereto are fulfilled even if it has not received a required regulatory approval and thereby contravene prohibitions of such other jurisdictions, which could have a material adverse impact on Gas Natural or the proposed combined group.

        In addition to such procedural problems, Gas Natural could be required to make concessions regarding the divestiture of additional assets in order to obtain regulatory approvals. This could have a material adverse impact on Gas Natural or the proposed combined group.

(4)   Agreements with Change-in-Control Provisions

        Endesa and its affiliates are parties to certain bank loans and other financing arrangements which may be accelerated if Gas Natural acquires control of Endesa pursuant to the Gas Natural Offer. Approximately $232 million in bank loans would be subject to acceleration upon a change in control of Endesa, and a further €493 million in derivative contracts would be subject to acceleration upon a change in control of Endesa if Endesa's credit rating is reduced significantly, which Gas Natural has warned it may be. Moreover, approximately €1.02 billion in loans by the European Investment Bank to Endesa would be accelerated as a result of Gas Natural's planned asset divestitures in the absence of authorization by the bank. Acceleration of these financing arrangements could have a material adverse impact on the company.

(5)   Other

        Additional filings and communications may be necessary with various governmental entities in various jurisdictions. The Gas Natural Offer is not conditioned on the receipt of any such regulatory approval. It is possible that any of the governmental entities with which filings are made may seek, as conditions for granting approval of the Gas Natural Offer, various regulatory concessions. Gas Natural could be required under Spanish law to consummate the Gas Natural Offer if the other conditions thereto are fulfilled even if it has not received a required regulatory approval and thereby contravene prohibitions of such other jurisdictions, which could have a material adverse impact on Gas Natural or the proposed combined group. In addition to such procedural aspects, Gas Natural could be required to make concessions regarding the divestiture of products and other assets in order to obtain regulatory approvals. This could have a material adverse impact on Gas Natural or the proposed combined group.

ITEM 9. EXHIBITS.

Exhibit No.
a(2)(i)	Press release issued by Endesa on September 6, 2005 (incorporated by reference to Endesa's Schedule 14D-9 filed with the SEC on September 6, 2005)
(a)(2)(ii)	Press release issued by Endesa on September 13, 2005 (incorporated by reference to Endesa's Schedule 14D-9 filed with the SEC on September 13, 2005)
(a)(2)(iii)	Press release issued by Endesa on September 15, 2005 (incorporated by reference to Endesa's Schedule 14D-9 filed with the SEC on September 15, 2005)
(a)(2)(iv)	Press release issued by Endesa on September 15, 2005 (incorporated by reference to Endesa's Schedule 14D-9 filed with the SEC on September 15, 2005)
(a)(2)(v)	Press release issued by Endesa on September 22, 2005 (incorporated by reference to Endesa's Schedule 14D-9 filed with the SEC on September 22, 2005)
(a)(2)(vi)	Press release issued by Endesa on October 3, 2005 (incorporated by reference to Endesa's Schedule 14D-9 filed with the SEC on October 3, 2005)
(a)(2)(vii)
Transcript of an interview by UK based Cantos Communications with Endesa's CEO and CFO regarding Gas Natural's bid, made available on October 3, 2005 (incorporated by reference to Endesa's Schedule 14D-9 filed with the SEC on October 3, 2005)
(a)(2)(viii)	Presentation made by Endesa on October 3, 2005 (incorporated by reference to Endesa's Schedule 14D-9 filed with the SEC on October 4, 2005)
(a)(2)(ix)	Press release issued by Endesa on October 4, 2005 (incorporated by reference to Endesa's Schedule 14D-9 filed with the SEC on October 4, 2005)
(a)(2)(x)	Press release made available on October 5, 2005 (incorporated by reference to Endesa's Schedule 14D-9 filed with the SEC on October 6, 2005)
(a)(2)(xi)
Translation of a document filed by Endesa with the Spanish Securities Exchange Commission (CNMV), and made available on October 6, 2005 (incorporated by reference to Endesa's Schedule 14D-9 filed with the SEC on October 6, 2005)
(a)(2)(xii)	Press release issued by Endesa on October 13, 2005 (incorporated by reference to Endesa's Schedule 14D-9 filed with the SEC on October 13, 2005)
(a)(2)(xiii)	Press release issued by Endesa on October 21, 2005 (incorporated by reference to Endesa's Schedule 14D-9 filed with the SEC on October 24, 2005)
(a)(2)(xiv)	Press release issued by Endesa on October 31, 2005 (incorporated by reference to Endesa's Schedule 14D-9 filed with the SEC on November 1, 2005)
(a)(2)(xv)	Press release issued by Endesa on November 9, 2005 (incorporated by reference to Endesa's Schedule 14D-9 filed with the SEC on November 9, 2005)

(a)(2)(xvi)	Press release issued by Endesa on November 15, 2005 (incorporated by reference to Endesa's Schedule 14D-9 filed with the SEC on November 15, 2005)
(a)(2)(xvii)	Endesa financial results for the period January–September 2005, made available on November 16, 2005 (incorporated by reference to Endesa's Schedule 14D-9 filed with the SEC on November 16, 2005)
(a)(2)(xviii)	Presentation regarding Endesa's 9M 2005 financial results, dated November 16, 2005 (incorporated by reference to Endesa's Schedule 14D-9 filed with the SEC on November 17, 2005)
(a)(2)(xix)	Advertisements published on behalf of Endesa in major financial newspapers (incorporated by reference to Endesa's Schedule 14D-9C filed with the SEC on January 13, 2006)
(a)(2)(xx)	Press release issued by Endesa on January 17, 2006 (incorporated by reference to Endesa's Schedule 14D-9C filed with the SEC on January 17, 2006)
(a)(2)(xxi)	Presentation regarding Endesa's 2005 financial results, dated January 18, 2006 (incorporated by reference to Endesa's Schedule 14D-9C filed with the SEC on January 18, 2006)
(a)(2)(xxii)	Endesa financial results for the period January–December 2005, made available on January 18, 2006 (incorporated by reference to Endesa's Schedule 14D-9C filed with the SEC on January 18, 2006)
(a)(2)(xxiii)
Transcript of an interview by UK based Cantos Communications with Endesa's CEO and CFO regarding the 2005 financial results, dated January 19, 2006 (incorporated by reference to Endesa's Schedule 14D-9C filed with the SEC on January 19, 2006)
(a)(2)(xxiv)	Advertisement published on behalf of Endesa in major financial newspapers on January 19, 2006 (incorporated by reference to Endesa's Schedule 14D-9C filed with the SEC on January 19, 2006)
(a)(2)(xxv)	Press release issued by Endesa on February 3, 2006 (incorporated by reference to Endesa's Schedule 14D-9C filed with the SEC on February 3, 2006)
(a)(2)(xxvi)	Press release issued by Endesa on February 6, 2006 (incorporated by reference to Endesa's Schedule 14D-9C filed with the SEC on February 7, 2006)
(a)(2)(xxvii)	Advertisements published on behalf of Endesa in major financial newspapers (incorporated by reference to Endesa's Schedule 14D-9C filed with the SEC on February 8, 2006)
(a)(2)(xxviii)	Press release issued by Endesa on February 10, 2006 (incorporated by reference to Endesa's Schedule 14D-9C filed with the SEC on February 10, 2006)
(a)(2)(xxix)	Advertisements published on behalf of Endesa in Spanish media (incorporated by reference to Endesa's Schedule 14D-9C filed with the SEC on February 17, 2006)

(a)(2)(xxx)	Press release issued by Endesa on February 21, 2006 (incorporated by reference to Endesa's Schedule 14D-9C filed with the SEC on February 21, 2006)
(a)(2)(xxxi)	Announcement of resolutions approved at Endesa's general shareholders meeting, dated February 25, 2006 (incorporated by reference to Endesa's Schedule 14D-9C filed with the SEC on February 27, 2006)
(a)(2)(xxxii)	Press release issued by Endesa on February 28, 2006 (incorporated by reference to Endesa's Schedule 14D-9C filed with the SEC on February 28, 2006)
(a)(2)(xxxiii)	Presentation to Endesa's general shareholders meeting, made available on February 28, 2006 (incorporated by reference to Endesa's Schedule 14D-9C filed with the SEC on February 28, 2006)

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 7, 2006	ENDESA, S.A.
	By:	/s/ RAFAEL MIRANDA ROBREDO Name: Rafael Miranda Robredo Title: Chief Executive Officer

ANNEX A

[Letterhead of Citigroup Global Markets Limited]

7th of March, 2006

The Board of Directors
Endesa, S.A.
C/ Ribera del Loira, 60
28042 Madrid
Spain

Members of the Board:

        You have requested our opinion as to the adequacy, from a financial point of view, of the Offer Consideration (as defined below) proposed to be paid to the holders of the ordinary shares, nominal value €1.20 each (the "Endesa Ordinary Shares"), of Endesa, S.A. ("Endesa" or the "Company") and to the holders of the American Depositary Shares, evidenced by American Depositary Receipts, each of which represents one Endesa Ordinary Share (the "Endesa ADSs" and collectively with the Endesa Ordinary Shares, the "Endesa Securities") pursuant to the terms and subject to the conditions of the unsolicited public takeover bid made by Gas Natural SDG, S.A. ("Gas Natural") for all of the outstanding Endesa Securities as set forth in the Folleto filed by Gas Natural with the Spanish Commisión Nacional del Mercado de Valores ("CNMV") on February 27, 2006 (the "Offer"). The consideration proposed to be paid to the holders of Endesa Securities pursuant to the Offer (the "Offer Consideration") consists of (i) €7.34 and 0.569 of a newly-issued ordinary share, nominal value €1.00 each (each a "Gas Natural Ordinary Share"), of Gas Natural for each outstanding Endesa Ordinary Share, and (ii) €7.34 and 0.569 of a newly-issued American Depositary Share of Gas Natural, each of which will represent one Gas Natural Ordinary Share, for each outstanding Endesa ADS.

        In arriving at our opinion, we reviewed the terms and conditions of the Offer and held discussions with certain senior officers, directors and other representatives and advisors of Endesa concerning the business, operations and prospects of Endesa. We examined certain publicly available business and financial information relating to Endesa and Gas Natural as well as certain financial forecasts and other information and data relating to Endesa that were provided to or discussed with us by the management of Endesa. We reviewed the financial terms of the Offer in relation to, among other things: current and historical market prices and trading volumes of Endesa Ordinary Shares and Gas Natural Ordinary Shares; the historical and projected earnings and other operating data of Endesa and Gas Natural; and the capitalization and financial condition of Endesa and Gas Natural. In assessing Gas Natural, we have relied solely on publicly available information. We considered, to the extent publicly available, the financial terms of certain other transactions that we considered relevant in evaluating the Offer and analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations we considered relevant in evaluating those of Endesa and Gas Natural. We also evaluated certain potential pro forma financial effects of the Offer (assuming its consummation) on Gas Natural, including, without limitation, the disposal of assets and businesses required as a condition of the approval of the Offer in the resolution of the Spanish Council of Ministers published on February 3, 2006 and the disposals of assets agreed to between Gas Natural and Iberdrola, S.A. subject to the consummation of the Offer. In addition to the foregoing, we conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as we deemed appropriate in arriving at our opinion.

        In rendering our opinion, we have assumed and relied, without assuming any responsibility for independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or discussed with us by Endesa and that no relevant information in relation to the Company has been omitted or remains undisclosed to us. With respect to financial forecasts and other information and data relating to Endesa provided to or otherwise reviewed by or discussed with us, we have been advised by the management of Endesa that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Endesa as to the future financial performance of Endesa. We have also assumed that the information and data that we have reviewed relating to the potential strategic implications and operational synergies (including the amount, timing and achievability thereof) anticipated to result from the Offer (assuming its consummation) were reasonably prepared on bases reflecting the best currently available estimates and judgments of the parties that prepared such information and data and the other matters covered thereby. We are not expressing any opinion as to what the value of the Gas Natural Ordinary Shares actually will be if and when issued pursuant to the Offer or the price at which the Gas Natural Ordinary Shares will trade at any time. We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Endesa or Gas Natural nor have we made any physical inspection of the properties or assets of Endesa or Gas Natural. Our opinion does not address the relative merits of the Offer as compared to any alternative business strategies that might exist for Endesa, other than its current business strategy, or the effect of any other transaction in which Endesa might engage. Our opinion is necessarily based upon information available to us, and financial, stock market and other conditions and circumstances existing as of the date hereof.

        Citigroup Global Markets Limited has acted as financial advisor to Endesa in connection with its consideration of the Offer pursuant to our engagement by the Company. We expect to receive fees for our services in connection with our engagement, a portion of which is dependent on the outcome of the Offer and certain other contingencies, and Endesa has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement.

        We and our affiliates in the past have provided, and currently provide, services to Endesa and Gas Natural unrelated to the Offer, for which services we and such affiliates have received and expect to receive compensation. In the ordinary course of our business, we and our affiliates may actively trade or hold the securities of Endesa and Gas Natural for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. In addition, we and our affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with Endesa, Gas Natural and their respective affiliates. Also, subject to appropriate procedures, we have provided and may continue to provide financial structuring and lending services to one or more third parties regarding possible alternative transactions, for which we may also receive fees and other compensation from such third parties.

        Our advisory services and the opinion expressed herein are provided for the information of the Board of Directors of Endesa in its evaluation of the Offer, and our opinion is not intended to be and does not constitute a recommendation to any stockholder as to whether such stockholder should accept or reject the Offer or as to how such stockholder should vote or act on any matters relating to the Offer.

        Our opinion may not be published or otherwise used or referred to, nor should any public reference to Citigroup Global Markets Limited be made, without our prior written consent; provided, however, that a full, complete and exact duplication of this letter may be included in any Solicitation/Recommendation Statement on Schedule 14D-9 required to be filed by Endesa with the U.S. Securities and Exchange Commission and in any Article 201 Recommendation Statement required to be filed with the CNMV; and, provided further, that references to this opinion may also be included in any document sent to Endesa's shareholders in connection with the Offer, provided that, if any such reference is not a full, complete and exact duplication of this opinion, then our prior approval of any such reference shall be required, such approval not to be unreasonably denied or withheld.

1
Article 20 of the Royal Decree 1197/1991, of July 26, on takeover bids.

        Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the Offer Consideration is inadequate, from a financial point of view, to the holders of Endesa Securities.

Very truly yours,

CITIGROUP GLOBAL MARKETS LIMITED
/s/ Citigroup Global Markets Ltd.

ANNEX B

[Letterhead of Deutsche Bank AG London]

Board of Directors
Endesa, S.A.
Ribera del Loira, 60
28042 Madrid
Spain

March 7, 2006

Dear Sirs:

Opinion of Deutsche Bank AG London as Financial Advisor to Endesa, S.A.

        You have requested our opinion with respect to whether the Consideration (as defined below) proposed to be paid to the holders of the ordinary shares, nominal value €1.20 each (the "Endesa Ordinary Shares"), of Endesa S.A. ("Endesa" or the "Company"), including holders of American Depositary Shares representing Endesa Ordinary Shares (the "Endesa ADSs" and together with the Endesa Ordinary Shares, the "Endesa Shares"), pursuant to the offer made by Gas Natural SDG S.A. ("Gas Natural") to purchase all of the outstanding Endesa Shares, as described in the Folleto (the "Folleto") filed by Gas Natural with the Comision Nacional de Mercado de Valores on February 27, 2006 (the "Offer"), is adequate or inadequate, from a financial point of view, to such holders. The consideration proposed to be paid pursuant to the Offer consists of (i) €7.34 and 0.569 of a newly-issued ordinary share, nominal value €1.00 each (each, a "Gas Natural Ordinary Share"), of Gas Natural for each outstanding Endesa Ordinary Share and (ii) €7.34 and 0.569 of newly-issued American Depositary Share of Gas Natural, each representing the right to receive one Gas Natural Ordinary Share, for each outstanding Endesa ADS (the "Consideration").

        In connection with Deutsche Bank's role as financial advisor to Endesa, and in arriving at its opinion, Deutsche Bank has, among other things, reviewed certain publicly available financial and other information concerning Endesa and Gas Natural and certain internal analyses and other information relating to Endesa furnished to it by Endesa. Deutsche Bank has also held discussions with members of the senior management of Endesa regarding the business and prospects of Endesa. In assessing Gas Natural, Deutsche Bank has relied solely on publicly available information. In addition, Deutsche Bank has (i) reviewed the reported prices and trading activity for the Endesa Ordinary Shares and Gas Natural Ordinary Shares, (ii) compared certain financial and stock market information for Endesa and Gas Natural with similar information for selected companies in similar sectors whose securities are publicly traded, (iii) reviewed the financial terms of the Offer, and (iv) performed such other studies and analyses and considered such other factors as it deemed appropriate.

        Deutsche Bank has not assumed responsibility for independent verification of, and has not independently verified, any information, whether publicly available or furnished to it, concerning Endesa or Gas Natural, including, without limitation, any financial information, forecasts or projections considered in connection with the rendering of its opinion. Accordingly, for purposes of its opinion, Deutsche Bank has assumed and relied upon the accuracy and completeness of all such information and Deutsche Bank has not conducted a physical inspection of any of the properties or assets, and has not prepared or obtained any independent evaluation or appraisal of any of the assets or liabilities of Endesa or Gas Natural. With respect to the financial forecasts and projections made available to Deutsche Bank by Endesa and used in its analyses, Deutsche Bank has assumed that such financial forecasts and projections have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Endesa as to the future financial performance of Endesa, the potential strategic implications and operational benefits (including the amount, timing and achievability thereof) anticipated to result from the Offer (assuming its consummation) and the other matters covered thereby. In rendering its opinion, Deutsche Bank expresses no view as to the reasonableness of such forecasts and projections or the assumptions on which they are based. Deutsche Bank's opinion is necessarily based upon economic, market and other conditions as in effect on, and the information made available to it as of the date of the opinion. Our opinion does not address the effect of any other transaction in which Endesa might engage.

        This opinion is addressed to, and for the use and benefit of, the Board of Directors of Endesa and is not a recommendation to the shareholders of Endesa to accept or reject the Offer nor should it be taken as an indication of the possible market value of the Gas Natural Ordinary Shares. This opinion is limited to the adequacy, or lack thereof, from a financial point of view, to Endesa's shareholders of the Consideration, and Deutsche Bank expresses no opinion as to the merits of the underlying decision by the shareholders of Endesa to accept or reject the Offer.

        We have acted as financial advisor to Endesa in connection with its consideration of the Offer pursuant to our engagement by Endesa. We expect to receive fees for our services in connection with our engagement, a portion of which is dependent on the outcome of the Offer and certain other contingencies, and Endesa has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement. We are an affiliate of Deutsche Bank AG (together with its affiliates, the "DB Group"). One or more members of the DB Group have provided or may continue to provide, from time to time, investment banking, commercial banking (including extension of credit) and other financial services to Endesa and Gas Natural or their respective affiliates for which it has received compensation. In addition, subject to appropriate procedures, we may provide financing and lending services to one or more third parties in the event of an alternative transaction to the Offer, for which we may also receive fees and other compensation from such third parties.

        In the ordinary course of business, members of the DB Group may actively trade in the securities and other instruments and obligations of Endesa or Gas Natural for their own accounts and for the accounts of their customers. Accordingly, members of the DB Group may at any time hold a long or short position in such securities, instruments and obligations. For the purpose of this opinion, Deutsche Bank has considered only information that has been provided to it in its capacity of financial advisor to Endesa as well as in its capacity of fairness opinion provider.

        In conducting its analyses and arriving at its opinion, Deutsche Bank utilized a variety of generally accepted valuation methods, commonly used for these types of analyses. The analyses were prepared solely for the purpose of enabling Deutsche Bank to provide its opinion to the Endesa Board of Directors as to the adequacy, or lack thereof, from a financial point of view, to Endesa's shareholders of the Consideration and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities may actually be sold, which are inherently subject to uncertainty.

        Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration is inadequate from a financial point of view to the holders of the Endesa Shares.

        This letter may not be reproduced, summarised or referred to in any public document or given to any person without the prior written consent of Deutsche Bank, except that references to, and a complete copy of this letter may be included in any communication to shareholders of the Company, including any Solicitation/Recommendation Statement on Schedule 14D-9 required to be filed by Endesa with the U.S. Securities and Exchange Commission and on the Article 20 Recommendation

Statement required to be filed with the Spanish Comisión Nacional del Mercado de Valores, in each case with respect to the Offer. If this opinion is to be referred to in any document provided to shareholders of the Company and such document does not also include a complete copy of this opinion, any and all such references shall be subject to our prior review and written consent.

Very truly yours,

DEUTSCHE BANK AG LONDON

By:	/s/ Antonio Rodríguez-Pina
Antonio Rodríguez-Pina Managing Director
By:	/s/ Juan Monte
Juan Monte Managing Director

ANNEX C

[Letterhead of J.P. Morgan plc]

PRIVATE AND CONFIDENTIAL

March 7th, 2006

The Board of Directors
Endesa, S.A.
Rivera del Loira, 60
28042 Madrid

Ladies and Gentlemen:

        You have requested that J.P. Morgan plc ("JPMorgan") provide an opinion with respect to the adequacy, from a financial point of view, of the Consideration (as defined below) proposed to be paid to the holders of the ordinary shares of Endesa S.A. ("Endesa" or the "Company"), nominal value €1.20 each (the "Endesa Ordinary Shares"), including holders of American Depositary Shares representing Endesa Ordinary Shares (the "Endesa ADSs" and together with the Endesa Ordinary Shares, the "Endesa Shares") (collectively, the "Endesa Shareholders"), pursuant to the offer made by Gas Natural SDG S.A. ("Gas Natural") to purchase all of the outstanding Endesa Shares, upon the terms and subject to the conditions set forth in the offer prospectus (the "Offer Prospectus") filed by Gas Natural and authorised by the Spanish Comisión Nacional de Mercado de Valores on February 27, 2006 (the "Offer"). The consideration proposed to be paid pursuant to the Offer consists of (i) €7.34 and 0.569 of a newly-issued ordinary share of Gas Natural, nominal value €1.00 each (each, a "Gas Natural Ordinary Share"), for each outstanding Endesa Ordinary Share and (ii) €7.34 and 0.569 of a newly-issued American Depositary Share of Gas Natural, each representing the right to receive one Gas Natural Ordinary Share, for each outstanding Endesa ADS (the "Consideration").

        Please be advised that while certain provisions of the Offer are summarized above, the terms of the Offer are more fully described in the Offer Prospectus. As a result, the description of the Offer is qualified in its entirety by reference to the more detailed information appearing or incorporated by reference in the Offer Prospectus.

        In arriving at our opinion, we have reviewed (i) the Offer; (ii) the conditions to the Offer imposed by the Spanish Council of Ministers in its resolution dated 3rd of February 2006; (iii) certain publicly available information concerning the business of the Company and Gas Natural and of certain other companies engaged in businesses comparable to the Company, and the reported market prices for certain other companies' securities deemed comparable; (iv) publicly available terms of certain offers involving companies comparable to the businesses of the Company and the consideration received for such companies; (v) current and historical market prices of the common stock of the Company; (vi) the audited financial statements of the Company and Gas Natural for the fiscal years ended December 31, 2004 and December 31, 2005; (vii) certain financial projections as well as other financial analyses and forecasts prepared by the Company and its management; and (viii) the terms of other relevant business combinations. In assessing Gas Natural, we relied solely on publicly available information.

        In addition, we have held discussions with certain members of the management of the Company with respect to certain aspects of the Offer, and the past and current business operations of the Company, the effects of the Offer and announced divestments on the financial condition and future prospects of the Company, and certain other matters we believed necessary or appropriate to our inquiry. We have reviewed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

        In performing such analysis, we have used such valuation methodologies as we have deemed necessary or appropriate for the purposes of this opinion. Our view is based on (i) our consideration of the information the Company has supplied to us to date, (ii) our understanding of the terms of the Offer presented by Gas Natural as well as of related governmental/regulatory approvals, (iii) the currently contemplated capital structure and the anticipated credit standing of the Company and its subsidiaries upon consummation of the transactions described in the Offer, and (iv) our application of sound investment banking analysis premised on analyzing the long-term value of the Company upon consummation of the Offer.

        In giving our opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or was furnished to us by the Company or otherwise reviewed by us, including the information in the Offer, and we have relied on it being complete and accurate in all material respects. We have not verified the accuracy or completeness of any such information and we have not conducted any evaluation or appraisal of any assets or liabilities, nor have any such evaluations or appraisals been provided to us. In relying on financial analyses and forecasts provided to us, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. We have also assumed that the Offer will have the consequences described in discussions with, and materials furnished to us by, representatives and advisers of the Company. We have also assumed that the Offer will be accounted for under current accounting principles in Spain.

        Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. In the ordinary course of their businesses, affiliates of JPMorgan may actively trade the debt and equity securities of the Company or Gas Natural, for their own accounts, or for the accounts of customers, and accordingly, may at any time hold a long or short position in such securities.

        We are expressing no opinion herein as to the price at which any securities of Gas Natural or the Endesa Shares will trade at any time. Other factors after the date hereof may affect the value of the businesses of the Company and Gas Natural, including but not limited to (i) the total or partial disposition of the share capital of the Company or Gas Natural by their respective shareholders within a short period of time, (ii) changes in prevailing interest rates and other factors which generally influence the price of securities, (iii) adverse changes in the current capital markets, (iv) the occurrence of adverse changes in the financial condition, business, assets, results of operations or prospects of the Company or of Gas Natural, and (v) any necessary actions by or restrictions of any governmental agencies or regulatory authorities. No opinion is expressed whether any alternative transaction might be more beneficial to the Company. Our opinion is necessarily based upon information available to us, and financial, stock market and other conditions and circumstances existing as of the date hereof.

        We have acted as financial advisor to Endesa in connection with the Offer pursuant to our engagement by the Company. We expect to receive fees for our services in connection with our engagement, a portion of which is dependent on the outcome of the Offer and certain other contingencies, and Endesa has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement.

        Please be advised that we have had and continue to have significant and on-going financial advisory and other relationships with the Company and, subject to appropriate procedures and consents, we are providing and in the future may provide financing services to one or more third parties regarding competing transactions, for which we may also receive fees and other compensation from such third parties. Please be also advised that we have a limited commercial banking relationship with Gas Natural.

        Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration is inadequate from a financial point of view to the Endesa Shareholders.

        This letter is provided solely for the benefit of the Board of Directors of the Company in connection with and for the purposes of, their consideration of the Offer, does not constitute a recommendation to any stockholder of the Company as to whether or not such stockholder should tender Endesa Shares pursuant to the Offer or any other matter, and is not on behalf of, and shall not confer rights or remedies upon, any shareholder of the Company or Gas Natural, or any other person other than the Board of Directors of the Company or be used for any other purpose. This opinion may not be disclosed, referred to or communicated by you (in whole or in part) to any third party for any purpose whatsoever except with our prior written consent in each instance, except that a copy of this letter may be reproduced in full and included in any communication to the shareholders of the Company, including any Solicitation/Recommendation Statement on Schedule 14D-9 required to be filed by Endesa with the U.S. Securities and Exchange Commission and any Article 20 Recommendation Statement required to be filed with the Spanish Comision Nacional de Mercado de Valores, in each case with respect to the Offer.

Very truly yours,

J.P. MORGAN PLC

By:	/s/ Joaquín Valencia

Name:	Joaquín Valencia
Title:	Managing Director

ANNEX D

[Letterhead of Lehman Brothers Europe Limited]

To the Attention of:
Board of Directors
Endesa, S.A.
Ribera del Loira, 60
28042 Madrid

March 7, 2006

Members of the Board,

        You have requested our opinion with respect to whether the Consideration (as defined below) proposed to be paid to the holders of the ordinary shares, nominal value €1.20 each (the "Endesa Ordinary Shares"), of Endesa S.A. ("Endesa" or the "Company"), and the holders of American Depositary Shares representing Endesa ordinary shares (the "Endesa ADSs" and together with Endesa Ordinary Shares, the "Endesa Shares"), pursuant to the terms and subject to the conditions of the offer (the "Offer") made by Gas Natural SDG S.A. ("Gas Natural") to purchase all of the outstanding Endesa Shares, as described in the Folleto filed by Gas Natural and approved by the Comision Nacional de Mercado de Valores on February 27, 2006 (the "Offer Document"), is adequate, from a financial point of view, to such holders. The consideration proposed to be paid pursuant to the Offer consists of (i) €7.34 and 0.569 of a newly-issued ordinary share, nominal value €1.00 each (each, a "Gas Natural Ordinary Share"), of Gas Natural for each outstanding Endesa Ordinary Share and (ii) €7.34 and 0.569 of a newly-issued American Depositary Share of Gas Natural, each representing the right to receive one Gas Natural Ordinary Share, for each outstanding Endesa ADS (the "Consideration").

        In arriving at our opinion, we have reviewed and analysed: (1) the Offer Document, (2) certain publicly available information concerning the businesses of the Company and Gas Natural which we believe to be relevant, (3) financial and operating information with respect to the business, operations and prospects of the Company furnished to us by the Company, including certain internal financial analyses and forecasts prepared by the Company and its management, (4) a trading history of the Company's and Gas Natural's share capital from January 1, 2005 to the present day and a comparison of that trading history with those of other companies which we deemed relevant, (5) a comparison of the historical financial results and present financial condition of the Company and Gas Natural with those of other companies which we deemed relevant, (6) the audited financial statements of the Company for the financial year ended 31 December 2005 and the unaudited financial statements of Gas Natural for the period ended December 31, 2005, (7) a comparison of the financial terms of the Offer with the terms of certain other recent transactions or business combinations which we deemed relevant, (8) Gas Natural's publicly available estimates of the synergies that may result from its combination with Endesa, and (9) the projected earnings and other operating data of Endesa provided to us by its management. In addition, we have had discussions with the management of the Company concerning its business, operations, assets, financial condition and prospects and undertook such other studies, analyses and investigations as we deemed necessary or appropriate for the purposes of this opinion.

        We have also evaluated and discussed with the management of Endesa, certain potential pro forma financial effects of the Offer (assuming consummation) on Gas Natural, including, without limitation, the disposal of assets and businesses required as a condition to the approval of the Offer in the resolution of the Spanish Council of Ministers published on February 3, 2006 and the disposals of assets agreed to between Gas Natural and Iberdrola, S.A., subject to the consummation of the Offer.

        Furthermore, we have considered the existence of, but have not analysed the terms or the likelihood of consummation of a higher competing offer for the Company.

        In arriving at our opinion, we reviewed and analysed such publicly available information in respect of Gas Natural as we deemed relevant, including the consensus price targets for Gas Natural shares published by research analysts, and an analysis of the liquidity and recent trading performance of Gas Natural's shares. In assessing Gas Natural, we have relied solely on publicly available information and have not had access to any non-public information relating to Gas Natural, nor have we met with any of its management to discuss or assess its future trading prospects.

        We have assumed and relied upon the accuracy and completeness of all financial and other information used by us in arriving at our opinion without independent verification and we have also relied on it not being misleading in any material respect. With respect to the financial forecasts and/or projections of the Company, upon the Company's advice we have assumed that such forecasts and/or projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of the Company or Gas Natural and have not made nor obtained any evaluations or appraisals of the assets or liabilities of the Company or Gas Natural. Our opinion is necessarily based upon market, economic and other information available to us and conditions as they exist on, and can be evaluated as of, the date of this letter. We are not expressing any opinion as to what the price at which the Gas Natural Ordinary Shares or related American Depositary Receipt Shares will trade subsequent to the acceptance of the Offer.

        We have acted as financial advisor to Endesa in connection with its consideration of the Offer pursuant to our engagement by the Company. Without prejudice to the terms of the engagement letter which we entered into with the Company on October 27, 2005, we do not have any obligation to update, amend, revise or reaffirm this opinion. We expect to receive fees for our services in connection with our engagement, a portion of which is dependent on the outcome of the Offer and certain other contingencies, and Endesa has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement.

        In the ordinary course of our business, affiliates of Lehman Brothers may actively trade in the debt and equity securities of the Company and/or Gas Natural, for their own accounts, or for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. Also, subject to appropriate procedures, we have provided and may continue to provide financial structuring and lending services to one or more third parties regarding a potential competing offer for the Company, for which we may also receive fees and other compensation from such third parties

        Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration is inadequate from a financial point of view to the holders of the Endesa Shares.

        This opinion is solely for the use and benefit of the Board of Directors of the Company in connection with and for the purposes of, their consideration of the Offer and shall not be disclosed publicly or made available to any third party, or referred to (whether in whole or in part) without our prior written approval in each instance, except that a complete copy of this opinion may be included in any communication to the shareholders of the Company, including any Solicitation/Recommendation Statement on Schedule 14D-9 required to be filed by Endesa with the U.S. Securities and Exchange

Commission and any Article 20 Recommendation Statement required to be filed with the Spanish Comisión Nacional del Mercado de Valores, in each case with respect to the Offer. If this opinion is to be referred to in any document provided to shareholders of the Company, any and all such references must be approved by Lehman Brothers in advance, such approval not to be unreasonably withheld. This opinion is not intended to be and does not constitute a recommendation to any shareholder as to whether to accept or reject the consideration to be paid to such shareholder in connection with the Offer.

Yours faithfully,

LEHMAN BROTHERS EUROPE LIMITED
/s/ JUAN GICH Juan Gich Managing Director

ANNEX E

[Letterhead of Merrill Lynch Capital Markets España, S.A., S.V.]

Board of Directors
Endesa, S.A.
Ribera del Loira 60
Madrid 28042

7 March 2006

Members of the Board of Directors:

        You have requested our opinion as to the adequacy, from a financial point of view, of the Consideration (as defined below) proposed to be paid to the holders of the ordinary shares, nominal value €1.20 each (the "Endesa Ordinary Shares"), of Endesa S.A. (the "Endesa" or the "Company"), including holders of American Depositary Shares representing Endesa Ordinary Shares (the "Endesa ADSs" and together with the Endesa Ordinary Shares, the "Endesa Securities"), pursuant to the terms and conditions of the unsolicited offer made by Gas Natural SDG S.A. ("Gas Natural") to purchase all of the outstanding Endesa Securities, as set forth in the Folleto filed by Gas Natural with the Comision Nacional de Mercado de Valores on February 27, 2006 (the "Offer"). The consideration proposed to be paid pursuant to the Offer consists of (i) €7.34 and 0.569 of a newly-issued ordinary share, nominal value €1.00 each (each, a "Gas Natural Ordinary Share"), of Gas Natural for each outstanding Endesa Ordinary Share and (ii) €7.34 and 0.569 of a newly-issued American Depositary Share of Gas Natural, each representing the right to receive one Gas Natural Ordinary Share, for each outstanding Endesa ADS (the "Consideration").

        In arriving at the opinion set out below, we have, among other things:

1.
Reviewed certain publicly available business and financial information relating to the Company and Gas Natural that we deemed to be relevant;

2.
Reviewed certain information furnished to us by the Company, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company as well as the amount and timing of the cost savings and related expenses and synergies that the Company's management estimate Gas Natural would achieve from the transaction;

3.
Conducted discussions with members of management of the Company concerning the matters described in clauses 1 and 2 above;

4.
Reviewed the market prices and valuation multiples for the Endesa Securities and the Gas Natural Ordinary Shares and compared them with those of certain publicly traded companies that we deemed to be relevant;

5.
Compared the proposed financial terms of the Offer with the financial terms of certain other transactions that we deemed to be relevant;

6.
Reviewed certain potential pro forma effects of the Offer;

7.
Reviewed such other financial studies and analyses and taken into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

E-1

        In preparing our opinion, we have assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available, and we have not assumed any responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities of the Company nor have we evaluated the solvency or fair value of the Company or Gas Natural under any laws relating to bankruptcy, insolvency or similar matters. In assessing Gas Natural, we relied solely on publicly available information. In addition, we have not assumed any obligation to conduct any physical inspection of the properties or facilities of the Company. With respect to the financial forecast information furnished to or discussed with us by the Company, we have assumed that it has been reasonably prepared and reflects the best currently available estimates and judgment of the Company's management as to the expected future financial performance of the Company.

        Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to us as of, the date of this letter. We are not expressing any opinion as to the prices at which the Endesa Securities or the Gas Natural Ordinary Shares will trade following the delivery of the opinion or consummation of the Offer.

        We have acted as financial advisor to Endesa in connection with its consideration of the Offer pursuant to our engagement by the Company. We expect to receive fees for our services in connection with our engagement, a portion of which is dependent on the outcome of the Offer and certain other contingencies, and Endesa has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement.

        We are currently acting as advisor to the Company in connection with the acquisition by the Company of Zespól Elektrowni Dolna Odra Spólka Akcyjna and have, in the past, provided financial advisory and financing services to the Company and Gas Natural and/or their respective affiliates and may continue to do so in services unrelated to the Offer and have received, and may receive, fees for the rendering of such services. In addition, in the ordinary course of our business, we may actively trade the Endesa Securities and other securities of the Company, as well as the securities of Gas Natural, for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

        This opinion is for the use and benefit of the Board of Directors of the Company in its evaluation of the Offer and shall not be used for any other purpose. This opinion shall not, in whole or in part, be disclosed, reproduced, disseminated, quoted, summarised or referred to at any time, in any manner or for any purpose, nor shall any public references to Merrill Lynch Capital Markets España, S.A., S.V. or any of its affiliates be made by the Company or any of its affiliates, without the prior consent of Merrill Lynch Capital Markets España, S.A., S.V., except that (i) a complete copy of this letter may be included in any communication to the shareholders of the Company, including any Solicitation/Recommendation Statement on Schedule 14D-9 required to be filed by Endesa with the U.S. Securities and Exchange Commission and any Article 20 Recommendation Statement required to be filed with the Comision Nacional de Mercado de Valores in Spain, in each case with respect to the Offer, and (ii) references to our opinion, which are not a complete copy of this letter, may also be included in any communication sent to shareholders of the Company in connection with the Offer, subject to our prior approval, which shall not be unreasonably denied or withheld.

        Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration is inadequate, from a financial point of view, to the holders of the Endesa Securities.

Yours faithfully,

MERRILL LYNCH CAPITAL MARKETS ESPAÑA, S.A., S.V.

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TABLE OF CONTENTS
INTRODUCTION
SIGNATURE
  ANNEX A
  ANNEX B
  ANNEX C
  ANNEX D
  ANNEX E